August 26, 2021	Abigail P. Hemnes abigail.hemnes@klgates.com T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560 Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 25, 2021 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to prior correspondence filed on August 24, 2021 (the “Prior Comments”) relating to the registration of shares of John Hancock Mid Cap Growth Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Mid Cap Stock Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds II, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 27, 2021, accession no. 0001133228-21-004082.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Disclosure Staff Comments

1.	Comment — Per comment 29 of the Prior Comments, on the proxy statement cover page under the heading “How the Reorganization will Work,” the Staff notes that it is proposed that certain Class 1 shareholders of the Acquired Fund will receive either Class R6 or Class NAV shares of the Acquiring Fund “depending on class eligibility.” Please more fully explain the rationale for exchanging shareholders of the same class of the Acquired Fund into separate classes of the Acquiring Fund.

Response — Supplementally, the Trust notes that the current investors in Class 1 shares of the Acquired Fund are accounts held through John Hancock Retirement Plan Services and John Hancock employee 401k plans. The Trust notes that such shareholder base is disclosed in the Registration Statement under “Proposal to Approve and Agreement and Plan of Reorganization – Description of Reorganization.” In preparing the Agreement and Plan of Reorganization, the Advisor reviewed the shareholder base of each share class, determined the universe of eligible share classes of the Acquiring Fund, and selected the least expensive Acquiring Fund share class

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available to each investor. For Class 1 shares held by John Hancock Retirement Plan Services, such least expensive available class is Class R6 shares of the Acquiring Fund, and for shares held through John Hancock employee 401k plans, such least expensive available class is Class NAV shares of the Acquiring Fund.

It would be true of any John Hancock fund offering Class 1 shares that its Class 1 shareholders would be ineligible for either Class NAV or Class R6 shares of another John Hancock Fund, depending on the type of account. More modern product offerings (such as Class R6 shares) across the mutual fund industry are designed specifically for certain retirement accounts and include eligibility restrictions applicable to other types of accounts that may currently invest in Class 1 shares offered by John Hancock funds.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Thomas Dee, Assistant Secretary of the Trust

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